Exhibit 3.1

Amendment No. 3

to

Seventh Amended and Restated Bylaws

of

AutoWeb, Inc.

(a Delaware corporation)

Article III, Section 3.02 of the Seventh Amended and Restated Bylaws of the Corporation is hereby amended in its entirety to read as set forth below:

“Section 3.02          NUMBER. The authorized number of directors of the Corporation shall be six (6) members until changed by an amendment of this Section 3.02. Directors need not be stockholders in the Corporation.”